Exhibit 12.1

American Tire Distributors Holdings, Inc.

Statement Regarding: Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands, except ratio amounts)

	Predecessor			Successor
	Twelve months Ended December 27, 2003 (unaudited)	Twelve months Ended January 1, 2005 (unaudited)	Three months Ended April 2, 2005 (unaudited)	Nine months Ended December 31, 2005 (unaudited)		Twelve months Ended December 30, 2006 (unaudited)		Twelve months Ended December 29, 2007 (unaudited)
Consolidated pretax income (loss) from continuing operations	27,176	41,277	(20,947)	(2,329)		(6,089)		4,240
Interest	14,071	13,371	3,682	41,359		60,065		61,633
Interest portion of rent expense	8,104	8,412	2,214	7,010		9,957		11,169

Earnings	49,351	63,060	(15,051)	46,040		63,933		77,042

Interest	14,071	13,371	3,682	41,359		60,065		61,633
Interest portion of rent expense	8,104	8,412	2,214	7,010		9,957		11,169

Fixed Charges	22,175	21,783	5,896	48,369		70,022		72,802

Ratio of Earnings to Fixed Charges	2.23	2.89	— (a)	—	(b)	—	(c)	1.06

(a)	In first quarter fiscal 2005, earnings were insufficient to cover fixed charges by $20.9 million
(b)	In the nine months ended December 31, 2005, earnings were insufficient to cover fixed charges by $2.3 million
(b)	In the twelve months ended December 30, 2006, earnings were insufficient to cover fixed charges by $6.1 million